[LOGO OF SEVEN UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA INC.]

                                                                   March 7, 1997

To Our Stockholders:

  On behalf of the Board of Directors of Seven Up/RC Bottling Company of Southern California, Inc. (the "Company"), we are pleased to inform you that on February 28, 1997, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Dr Pepper Bottling Company of Texas and DPB Acquisition Corp. (the "Purchaser"). Pursuant to the Merger Agreement, the Purchaser has today commenced a cash tender offer (the "Offer") to purchase all of the issued and outstanding shares of Common Stock of the Company (the "Shares") at $12.00 net per Share in cash (the "Offer Consideration").

  Pursuant to the terms and conditions of the Merger Agreement, the Offer will be followed by a merger of the Company and the Purchaser whereby each Share will be converted into the right to receive the Offer Consideration.

  THE COMPANY'S BOARD OF DIRECTORS HAS APPROVED THE OFFER AND MERGER AND HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY TENDER THEIR SHARES PURSUANT TO THE OFFER.

  In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including the written opinion dated February 28, 1997 of Houlihan, Lokey, Howard and Zukin, Inc., the Company's financial advisor, to the effect that, as of such date and based upon and subject to certain matters stated therein, the consideration to be received by holders of Shares (other than the Purchaser and its affiliates) pursuant to the terms of the Merger Agreement is fair to such holders from a financial point of view. The Schedule 14D-9 contains other important information relating to the Offer, and you are encouraged to read the Schedule 14D-9 carefully.

  In addition to the attached Schedule 14D-9, enclosed also is the Offer to Purchase dated March 7, 1997, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decisions with respect to tendering your Shares pursuant to the Offer.

                                        On behalf of the Board of Directors,

                                        /S/ Bart S. Brodkin
                                        Bart S. Brodkin Chairman of the Board,
                                        President and Chief Executive Officer

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                          SEVEN-UP/RC BOTTLING COMPANY
                          OF SOUTHERN CALIFORNIA, INC.
                           (NAME OF SUBJECT COMPANY)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                               ----------------

                           818043-10-1 (COMMON STOCK)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                 RICK FERGUSON
                            CHIEF FINANCIAL OFFICER
           SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC.
                             3220 EAST 26TH STREET
                            VERNON, CALIFORNIA 90023
                                 (213) 268-7779
                 (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                               ----------------

                                    COPY TO:

                              LANCE C. BALK, ESQ.
                                KIRKLAND & ELLIS
                              153 EAST 53RD STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 446-4800

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Seven-Up/RC Bottling Company of Southern California, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 3220 East 26th Street, Vernon, California, 90023. The title of the class of equity securities to which this statement relates is the voting common stock, par value $0.01 per share, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE PURCHASER.

  This statement relates to a cash tender offer by DPB Acquisition Corp., a Delaware corporation (the "Purchaser") and a direct wholly owned subsidiary of Dr Pepper Bottling Company of Texas, a Texas corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated March 7, 1997, to purchase all outstanding Shares at $12.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

  The Offer is being made by the Purchaser pursuant to an Agreement and Plan of Merger, dated as of February 28, 1997, by and among the Company, the Purchaser, and Parent (the "Merger Agreement"). The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser and further provides that, subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving the Merger (the "Surviving Corporation"). Certain terms and conditions of the Merger Agreement are described below in Item 3. A copy of the Merger Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

  Based on the information in the Offer to Purchase, the principal executive offices of the Purchaser are located at 2304 Century Center Blvd., Irving, Texas, 75062.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

  (b) Except as described below and as of the date hereof, there exists no material contract, agreement, arrangement, or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors, or affiliates, or (ii) the Purchaser or the Purchaser's executive officers, directors, or affiliates.

  (1) Arrangements with Executive Officers, Directors, or Affiliates of the Company.

  Information with respect to certain contracts, agreements, arrangements, or understandings between the Company and certain of its executive officers, directors, or affiliates is set forth below.

  Employment Agreements. At a meeting held on October 31, 1996 of the Personnel & Compensation Committee of the Board of Directors (the "Compensation Committee"), which committee is comprised of Jack Attwood and Monroe L. Lowenkron, the Compensation Committee recommended that the Board of Directors review and evaluate the employment agreement between the Company and Bart S. Brodkin, the Chief Executive Officer of the Company. After a series of negotiations between the Compensation Committee and Mr. Brodkin, on January 22, 1997, the Company entered into a Second Amended and Restated Management Agreement with Mr. Brodkin (the "Brodkin Agreement"). The annual compensation payable by the Company to Mr. Brodkin under the Brodkin Agreement is $400,000. The Brodkin Agreement expires on December 31, 1999, subject to automatic one-year renewals unless terminated upon written notice by either party at least 90 days prior to the end of the year or earlier upon Mr. Brodkin's death, Disability, resignation, retirement, or removal for Cause (as such capitalized terms are defined in the Brodkin Agreement). In addition, the Brodkin Agreement provides for severance benefits to be paid in a lump sum by the Company to Mr. Brodkin upon a Change of Control (as defined in the Brodkin Agreement).

  The Brodkin Agreement was amended by a First Amendment to Management Agreement, dated as of February 28, 1997 (the "First Amendment"). The First Amendment shall only become effective immediately prior to the purchase of Shares by the Purchaser in the Offer and shall be of no further force or effect if the Merger Agreement is terminated. The execution and delivery of the First Amendment was a condition to the execution and delivery of the Merger Agreement by Parent. The First Amendment, will, among other things, significantly amend certain of the provisions regarding severance payments to, and continued fringe benefits for, Mr. Brodkin following the termination of his employment. In this regard, the special provisions requiring the Company to pay to Mr. Brodkin an amount equal to three times his base salary and bonus and to maintain certain benefits for him for 36 months if his employment is terminated under certain circumstances following a Change of Control (as defined in the Brodkin Agreement) will be eliminated. In addition, under the First Amendment, the circumstances constituting Good Reason (as defined in the Brodkin Agreement) under which Mr. Brodkin may resign and obtain severance benefits will be significantly narrowed and certain procedural requirements for the benefit of Mr. Brodkin that would have been applicable if he had been terminated under certain circumstances constituting Cause (as defined in the Brodkin Agreement) will be terminated. The First Amendment will also eliminate Mr. Brodkin's right to receive certain severance payments in the event that he resigns other than for Good Reason (as defined in the Brodkin Agreement). Pursuant to the First Amendment, the automatic extension under the Brodkin Agreement is limited to one additional year, such extension still being subject to neither party giving contrary notice. The First Amendment will not alter the base salary provided under the Brodkin Agreement or Mr. Brodkin's rights to participate in the Company's annual bonus program.

  The foregoing is a summary of the Brodkin Agreement and the First Amendment. Such summary is qualified in its entirety by reference to the text of the Brodkin Agreement and the First Amendment, copies of which are filed as
Exhibit 2 hereto and are incorporated herein by reference.

  On February 10, 1997, the Company entered into Management Agreements with each of Rick Ferguson and Roy Breneman (the "Ferguson Agreement" and the "Breneman Agreement," respectively). Each of the Ferguson Agreement and the Breneman Agreement provides for severance benefits to be paid by the Company in a lump sum to Messrs. Ferguson and Breneman, respectively, upon a Change of Control (as defined in each of the Ferguson Agreement and the Breneman Agreement). The Ferguson Agreement was amended by a Termination Agreement, dated as of February 28, 1997 (the "Ferguson Contract Termination Agreement"). The execution and delivery of the Ferguson Contract Termination Agreement was a condition to the execution and delivery of the Merger Agreement by Parent. The Ferguson Contract Termination Agreement shall only become effective immediately prior to the purchase of Shares by the Purchaser in the Offer and shall be of no further force or effect if the Merger Agreement is terminated. In the event that the provisions of the Ferguson Contract Termination Agreement become effective, the Ferguson Agreement will be terminated and will cease to be of any further force and effect. The foregoing is a summary of the Ferguson Agreement, as amended by the Ferguson Contract Termination Agreement, and the Breneman Agreement. Such summary is qualified in its entirety by reference to the text of the Ferguson Agreement, as amended by the Ferguson Contract Termination Agreement, and the Breneman Agreement, copies of which are filed as Exhibits 3 and 4 hereto, respectively, and are each incorporated herein by reference.

  Stock Option Plans. Pursuant to the terms and conditions of the First Amended Joint Plan of Reorganization of the Company and Beverage Group Acquisition Corporation, dated as of June 19, 1996, and as approved on August 15, 1996 by the United States Bankruptcy Court, District of Delaware (the "Joint Plan"), the Company granted, on February 3, 1997, options to purchase Shares, at an exercise price of $7.30 per Share, to its executive officers (collectively, the "Management Options") as follows: Rick Ferguson, options to purchase 32,000 Shares; Joe Chalmers, options to purchase 22,000 Shares; Lou Janicich, options to purchase 22,000 Shares; Roy Breneman, options to purchase 22,000 Shares; Tom Theriault, options to purchase 22,000 Shares; Derrick Snider, options to purchase 13,800 Shares; Tom Holborow, options to purchase 13,800 Shares; Jose Mejia, options to purchase 5,500 Shares; Steve Walb, options to purchase 5,500 Shares; and Bart Brodkin, options to purchase 160,549 Shares.

  Upon the exercise of the stock purchase warrant held by WB Bottling Corporation and pursuant to anti-dilution provisions contained in such stock purchase warrant, the holders of Management Options shall receive additional options pursuant to anti-dilution provisions contained in the Management Options. Such additional options shall be granted as follows: Rick Ferguson, options to purchase 1,800 Shares; Joe Chalmers, options to purchase 1,250 Shares; Lou Janicich, options to purchase 1,250 Shares; Roy Breneman, options to purchase 1,250 Shares; Tom Theriault, options to purchase 1,250 Shares; Derrick Snider, options to purchase 775 Shares; Tom Holborow, options to purchase 775 Shares; Jose Mejia, options to purchase 300 Shares; Steve Walb, options to purchase 300 Shares; and Bart Brodkin, options to purchase 8,980 Shares. The foregoing is a summary of the Management Options. Such summary is qualified in its entirety by reference to the text of each Management Option, the form of which is filed as
Exhibit 5 hereto and is incorporated herein by reference.

  At a meeting of the Compensation Committee held on October 31, 1996, the Compensation Committee resolved to recommend to the Board of Directors that a stock option plan be approved for certain managers and directors of the Company. On January 30, 1997, the Compensation Committee made their recommendation to the Board of Directors and the Board of Directors authorized, approved, and adopted the terms and conditions of the 1996-1997 Stock Option Plan (the "Stock Option Plan"). Pursuant to the terms and conditions of the Stock Option Plan, on February 4, 1997, the Company granted options to purchase Shares, at an exercise price of $8.00 per Share, to its executive officers and directors (collectively, the "Employee/Director Options" and, together with the Management Options, the "Options") as follows:
Rick Ferguson, options to purchase 13,900 Shares; Joe Chalmers, options to purchase 10,250 Shares; Lou Janicich, options to purchase 10,250 Shares; Roy Breneman, options to purchase 6,850 Shares; Tom Theriault, options to purchase 10,250 Shares; Derrick Snider, options to purchase 8,300 Shares; Tom Holborow, options to purchase 8,300 Shares; Jose Mejia, options to purchase 2,150 Shares; Steve Walb, options to purchase 2,150 Shares; Bart Brodkin, options to purchase 225,622 Shares; Jack Attwood, options to purchase 21,000 Shares; Monroe Lowenkron, options to purchase 21,000 Shares; William Langley, options to purchase 21,000 Shares; and Daniel Villanueva, options to purchase 21,000 Shares. The foregoing is a summary of the Stock Option Plan and the Employee/Director Options. Such summary is qualified in its entirety by reference to the text of the Stock Option Plan, a copy of which is filed as
Exhibit 6 hereto and is incorporated herein by reference, and the Employee/Director Options, the form of which is filed as Exhibit 7 hereto and is incorporated herein by reference.

  Director Compensation. Non-employee directors of the Company are paid an annual retainer of $20,000 plus an additional fee of $1,000 for each meeting of the Board of Directors attended and are reimbursed for expenses incurred in attending meetings of the Board of Directors.

  Other Directorships. Mr. Lowenkron, a director of the Company, serves on the Board of Directors of Triarc Companies, the parent company of Royal Crown Cola Co.

  Director Liability and Indemnification. Under the Delaware General Corporation Law ("DGCL"), a corporation has the power to indemnify any director or officer against expenses, judgments, fines, and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the person acted in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or not opposed to the best interests of the corporation, and, in the case of a criminal proceeding, had no reason to believe the conduct of the person was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any officer or director against expenses incurred in defending or settling the action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification may be made when a person is adjudged liable to the corporation, unless a court determines such person is entitled to indemnity for expenses, and then such indemnification may be made only to the extent such court shall determine. The DGCL requires that to the extent an officer or director of a corporation is successful on the merits or otherwise in defense of any third-party or derivative proceeding, or in defense of any claim, issue, or matter therein, the corporation must indemnify the officer or director against expenses incurred in connection therewith.

  Under the DGCL, a corporation may adopt a provision in its certificate of incorporation that eliminates or limits the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit director monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of laws; (iii) the payment of unlawful dividends or unlawful stock repurchases or redemptions; or (iv) transactions in which the director received an improper personal benefit. The Company's Certificate of Incorporation includes such a provision.

  The Company's By-Laws provide that the Company will, to the fullest extent permitted by the DGCL, indemnify all persons whom it has the power to indemnify against all of the costs, expenses, and liabilities incurred by them by reason of having been officers or directors of the Company, or any subsidiary of the Company or any other corporation for which such persons acted as officer or director at the request of the Company.

  The Merger Agreement also contains covenants that will require the Surviving Corporation to maintain the Company's current director and officer liability coverage (or replacement insurance with similar coverage) for a period of two years after the Effective Time. See "The Merger Agreement--Indemnification" and "The Merger Agreement--Directors' and Officers' Insurance."

  (2) Arrangements with the Purchaser or its Affiliates.

THE MERGER AGREEMENT

  The following is a summary of the Merger Agreement. Such summary is qualified in its entirety by reference to the text of the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference.

  The Offer. The Merger Agreement provides for the commencement of the Offer, in connection with which the Purchaser has expressly reserved the right to amend or modify the terms of the Offer and to waive certain conditions of the Offer; however, without the prior written consent of the Company, Purchaser has agreed not to (i) decrease the Offer Price or the form of consideration therefor or decrease the number of Shares sought pursuant to the Offer, (ii) change, in any material respect, the conditions to the Offer, (iii) impose additional material conditions to the Offer, (iv) waive the condition that there shall be validly tendered and not withdrawn prior to the time the Offer expires a number of Shares which constitutes at least 65% of the Shares outstanding on a fully-diluted basis on the date of purchase ("on a fully-diluted basis" having the following meaning, as of any date: the number of Shares outstanding, together with Shares which the Company may be required to issue pursuant to options, warrants, or other obligations outstanding on that date), (v) extend the expiration date of the Offer (except the Purchaser may extend the expiration date of the Offer (a) as required by law or (b) for such periods as Purchaser may reasonably deem necessary (but not to a date later than the 45th calendar day after the date of commencement) in the event that any condition to the Offer is not satisfied), or (vi) amend any term of the Offer in any manner materially adverse to holders of Shares; provided, however, that, except as set forth above, Purchaser may waive any other condition to the Offer in its sole discretion; and provided further, that the Offer may be extended in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the Securities and Exchange Commission (the "Commission").

  Board Representation. The Merger Agreement provides that promptly upon the purchase by Parent or any of its subsidiaries of such number of Shares which represents at least 65% of the outstanding Shares on a fully-diluted basis and from time to time thereafter, Parent shall be entitled to designate such number of directors, rounded up to the next whole number (but in no event more than one less than the total number of directors on the Board of the Company) as will give Parent, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act"), representation on the Board equal to the product of (x) the number of directors on the Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) and (y) the percentage that such number of Shares so purchased bears to the aggregate number of

Shares outstanding (such number being the "Board Percentage"). The Company has agreed, upon request of Parent, to promptly satisfy the Board Percentage by increasing the size of the Board or using its best efforts to secure the resignations of such number of directors as is necessary to enable Parent's designees to be elected to the Board and to cause Parent's designees promptly to be so elected; provided, that no such action shall be taken which would result in there being, prior to the consummation of the Merger, less than two directors of the Company that are not affiliated with Parent. Following the election or appointment of Parent's designees pursuant to the Merger Agreement and prior to the Effective Time of the Merger, any amendment or termination of the Merger Agreement, extension for the performance or waiver of the obligations or other acts of Parent or Purchaser or waiver of the Company's rights thereunder shall require the concurrence of a majority of the directors of the Company then in office who are Continuing Directors. The term "Continuing Directors" means (i) each member of the Board on the date of the Merger Agreement who voted to approve the Merger Agreement and (ii) any successor to any Continuing Director that was recommended to succeed such Continuing Director by a majority of the Continuing Directors then on the Board.

  Consideration to be Paid in the Merger. The Merger Agreement provides that upon the terms (but subject to the conditions) set forth in the Merger Agreement, Purchaser will be merged with and into the Company. In the Merger, at the Effective Time, by virtue of the Merger and without any action on the part of the holders of any of the Shares, the Purchaser, or the Company, each Share issued and outstanding immediately prior to the Effective Time (excluding Shares owned directly or indirectly by (i) the Company or by Parent, Purchaser, or any other subsidiary of Parent, and (ii) stockholders of the Company who shall not have voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares under Delaware law (such Shares to be referred to as "Dissenting Shares")) shall be converted into the right to receive $12.00 net per Share in cash, without any interest thereon, less any required withholding taxes. Each share of the capital stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

  Preparation of the Information Statement; Merger Without a Company Stockholders Meeting. In the event that Parent or any Subsidiary of Parent shall acquire at least 65% of the outstanding Shares (on a fully diluted basis) in the Offer or otherwise, the Parent, Purchaser, and the Company have agreed, at the request of the Purchaser, to take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after the expiration of the Offer, in accordance with Section 251 of the DGCL. Such action shall include the prompt preparation and distribution of an information statement (if required by applicable law) relating to the written consent of Stockholders approving the Merger (such information statement as amended or supplemented from time to time referred to herein as the "Information Statement"). The Company has agreed to use all commercially reasonable efforts to cause the Information Statement to be mailed to the Company's Stockholders at the earliest practicable date. Notwithstanding the foregoing, the Merger Agreement provides that in the event that Parent or any subsidiary of Parent acquires at least 90% of the outstanding Shares in the Offer, the Merger may be effected without a meeting of the Stockholders in accordance with Section 253 of the DGCL.

  Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties hereto. These include representations and warranties by the Company with respect to corporate existence and power, capital structure, corporate authorization, noncontravention, consents and approvals, Commission filings, information supplied, compliance with applicable laws, litigation, taxes, pension and benefit plans and ERISA, absence of certain changes or events, absence of undisclosed material liabilities, opinion of financial advisor, vote required, labor matters, intangible property, environmental matters, real property, board recommendation, material contracts, related party transactions, indebtedness, liens, and other matters.

  Parent and Purchaser have also made certain representations and warranties with respect to corporate existence and power, corporate authorization, consent and approvals, noncontravention, information supplied, board recommendation, financing, absence of certain agreements, and other matters.

  Conduct of Business Pending the Merger. The Company has agreed that during the period from the date of the Merger Agreement to the Effective Time, except as otherwise provided in the Merger Agreement or consented to by Parent, the Company will conduct its business in the usual, regular, and ordinary course of business in substantially the same manner as conducted prior to the date of the Merger Agreement and shall use all reasonable efforts to preserve intact its business organization, keep available the services of its current officers and employees and preserve relationships with third parties with whom it has business dealings to the end that its goodwill and ongoing business shall not be impaired in any material respect at the Effective Time. The Company has further agreed that it shall not: (i) declare or pay any dividends on or make any other distributions in respect of any of its capital stock; (ii) split, combine, or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (iii) repurchase or otherwise acquire any shares of its capital stock, except as required by the terms of any employee benefit plan as in effect on the date of the Merger Agreement;
(iv) grant any options, warrants, or rights to purchase Shares; (v) amend the terms of or reprice any option or amend the terms of Stock Option Plan; or
(vi) issue, deliver or sell, or authorize propose to issue, deliver or sell, any shares of its capital stock, any Company voting debt or any securities convertible into, or any rights, warrants, or options to acquire, any such shares, Company voting debt, or convertible securities, other than (a) issuances of Shares upon the exercise of options that are outstanding on the date of the Merger Agreement; or (b) the issuance of Shares upon the exercise of warrants that are outstanding on the date of the Merger Agreement; (vii) make or propose to make any changes in its Certificate of Incorporation or By-laws; (viii) merge or consolidated with, or acquire any equity interest in, any corporation, partnership, association, or other business organization, or enter into an agreement with respect thereto; (ix) acquire or agree to acquire any assets of any corporation, partnership, association, or other business organization or division thereof, except for the purchase of inventory and supplies in the ordinary course of business; (x) create or otherwise permit to exist any subsidiary of the Company; (xi) sell, lease, encumber or otherwise dispose of, or agree to sell, lease (whether such lease is an operation or capital lease), encumber, or otherwise dispose of, any of its assets except for dispositions in the ordinary course of business consistent with past practice which are not material, individually or in the aggregate, to the Company; (xii) authorize, recommend, propose, or announce an intention to adopt a plan of complete or partial liquidation or dissolution of the Company;
(xiii) take or agree to take any action that is reasonably likely to result in any of the Company's representations or warranties contained in the Merger Agreement being untrue in any material respects or any of the Company's covenants contained in the Merger Agreement not being satisfied in all material respects; (xiv) increase in any manner the compensation of directors, officers, or key employees, pay or agree to pay any pension, retirement allowance or other employee benefit not required or contemplated to be paid prior to the effective time of the Merger by any of the existing benefit plans or employee arrangements of the Company as in effect on the date of the Merger Agreement to any such director, officer or key employee, enter into any new, or materially amend any existing, employment, severance, or termination agreement with any such a director, officer, or key employee or, except as may be required by law, become obligation under any new employee benefit plan or employee arrangement, which was not in existence on the date of the Merger Agreement, or amend any such plan or arrangement in existence on the date of the Merger Agreement if such amendment would have the effect of materially enhancing any benefits thereunder; (xv) assume or incur (which shall not be deemed to include entering into credit agreements, lines of credit or similar arrangements until borrowings are made under such arrangements) indebtedness for borrowed money or act as guarantor for any such indebtedness, issue or sell any debt securities or warrants or rights to acquire debt securities or guarantee any debt securities of others, or enter into any lease (whether such lease is an operating or a capital lease) or create any mortgages, liens, or security interests or other encumbrances on Company property or enter into any "keep well" or other agreement or arrangement to maintain the financial condition of another person except for indebtedness incurred by the Company from time to time for working capital purposes in the ordinary course of business under the Credit Agreement; (xvi) enter into, modify, rescind, terminate, waive, release or otherwise amend in any material respect any of the terms or provisions of any material contract; (xvii) take any action, other than in the ordinary course of business consistent with past practice or as required by the Commission or by law, with respect to accounting policies, procedures, and practices; or (xvii) incur any capital expenditures other than those set forth on a schedule to the Merger Agreement.

  Other Agreements. The Company, Parent, and Purchaser have agreed to use their respective commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper, or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement subject to approval of the Company's stockholders, including cooperating fully with the other party, including by provision of information and making of all necessary filings in connection with, among other things, approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act"). Parent and the Company have also made certain agreements regarding publicity, access to information, and confidentiality.

  No Solicitation. From and after the date of the Merger Agreement until the termination thereof, neither the Company, nor any of its officers, directors, employees, representatives, agents, or affiliates (including without limitation, any investment banker, attorney, or accountant retained by the Company) (such officers, directors, employees, representatives, agents, affiliates, investment bankers, attorneys, and accountants being collectively referred to as "Representatives), will, directly or indirectly, initiate, solicit, or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined below), or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain an Acquisition Proposal or agree to or endorse any Acquisition Proposal, and the Company shall not authorize or permit any of its Representatives to take any such action, and the Company shall notify Parent orally (within one business day) and in writing (as promptly as practicable) of all of the relevant details relating to, and all material aspects of, all inquiries and proposals which it or any of its Representatives may receive relating to any of such matters and, if such inquiry or proposal is in writing, the Company shall deliver to Parent a copy of such inquiry or proposal as promptly as practicable; provided, however, that the Board is not prohibited from (i) furnishing information to, or entering into discussions with, any person or entity that makes an unsolicited written bona fide Acquisition Proposal (provided that such person or entity has the necessary funds or commitments to provide the funds to effect such Acquisition Proposal) if, and only to the extent that, (A) the Board, after consultation with and based upon the advice of independent legal counsel (who may be the Company's regularly engaged independent legal counsel), determines in good faith that such action is necessary for the Board to comply with its fiduciary duties to Stockholders under applicable law, (B) prior to taking such action, the Company (x) provides reasonable prior notice to Parent to the effect that it is taking such action and (y) receives from such person or entity an executed confidentiality agreement in reasonably customary form, and (C) the Company shall promptly and continuously advise Parent as to all of the relevant details relating to, and all material aspects of, any such discussions or negotiations; or (ii) failing to make or withdrawing or modifying its recommendation to the Stockholders to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and to accept the Offer and tender their Shares pursuant thereto, if there exists an Acquisition Proposal and the Board, after consultation with and based upon the advice of independent legal counsel (who may be the Company's regularly engaged independent counsel), determines in good faith that such action is necessary for the Board to comply with its fiduciary duties to Stockholders under applicable law; or (iii) making a "stop-look-and-listen" communication with respect to the Offer or the Merger Agreement of the nature contemplated in, and otherwise in compliance with, Rule 14d-9 under the Exchange Act as a result of an Acquisition Proposal meeting the requirements of clause (i) above. The term "Acquisition Proposal" means any of the following transactions (other than the transactions among the Company, Parent, and Purchaser contemplated in the Merger Agreement) involving the Company: (i) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of the assets of the Company, computed on the basis of book value, in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 10% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act in connection therewith; or
(iv) any public announcement or a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

  Fees and Expenses. Except as provided below, the Merger Agreement provides that all costs and expenses in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expense, except as otherwise provided in the Merger Agreement and except with respect to claims for damages incurred as a result of the breach of the Merger Agreement. In addition, the Company has agreed to pay Parent a fee in immediately available funds equal to $2,500,000 upon the termination of the Merger Agreement in accordance with the terms thereof if any of the following events occurs (each, a "Trigger Event"): (i) the Board shall have (A) withdrawn or adversely modified in any material respect or taken a public position materially inconsistent with its approval or recommendation of the Offer, the Merger or the Merger Agreement, (B) made a "stop-look-and-listen" communication as provided in the Merger Agreement less than five business days prior to the 45th calendar day after the date of the commencement of the Offer, or (C) failed to reaffirm its approval or recommendation of the Offer, the Merger, or the Merger Agreement in the event an Acquisition Proposal has been made to the Company prior to the consummation of the Offer; or (ii) an Acquisition Proposal has been recommended or accepted by the Company or the Company shall have entered into an agreement (other than a confidentiality agreement as contemplated by the Merger Agreement) with respect to an Acquisition Proposal. In the event (i) the Merger Agreement shall be terminated in accordance with its terms, (ii) on or after August 15, 1996 and at or prior to such termination, any person or group of persons shall have made an Acquisition Proposal (each such person or member of a group of such persons being referred to as a "Designated Person"), and (iii) either (A) a transaction contemplated by the term "Acquisition Proposal" shall be consummated, on or before the one year anniversary of the termination of the Merger Agreement, with any Designated Person or any affiliate of any Designated Person or (B) the Company shall enter into an agreement, on or before the one year anniversary of the termination of the Merger Agreement, with respect to an Acquisition Proposal with any Designated Person or any affiliate of any Designated Person and a transaction contemplated by the term "Acquisition Proposal" shall thereafter be consummated with such Designated Person or affiliate thereof, then the Company shall pay to Parent a fee in immediately available funds equal to $2,500,000 (less any amount paid in connection with the termination of the Merger Agreement upon the occurrence of a Trigger Event), such fee to be paid contemporaneously with the consummation of such contemplated transaction. Any amounts payable to Parent pursuant to the foregoing that are not paid when due shall bear interest at the rate of 9% per annum from the date due through and including the date paid. Unless Parent is materially in breach of the Merger Agreement as of the final expiration of the Offer (after giving effect to any extensions thereof), the Company shall pay to Parent upon demand an amount, not to exceed $750,000 to reimburse Parent and Purchaser for their Expenses (defined herein), payable in same-day funds, if the minimum tender condition is not met or the Requisite Consents (as defined in the Merger Agreement) are not obtained or in full force and effect as of the final expiration of the Offer (after giving effect to any extensions thereof). As used herein, the term Expenses shall mean all documented, reasonable out-of-pocket fees and expenses incurred or paid by or on behalf of Parent or the Purchaser to third parties in connection with the Merger, the Offer, or the consummation of any of the transactions contemplated by the Merger Agreement, including, without limitation, all printing costs and reasonable fees and expenses of counsel, investment banking firms, accountants, experts, and consultants.

  Conditions to the Merger. Pursuant to the Merger Agreement, the respective obligation of each party to effect the Merger is subject to the satisfaction prior to the Closing Date (as defined in the Merger Agreement) of the following conditions: (i) the Merger Agreement and the Merger shall have been approved and adopted by the affirmative vote or written consent of the holders of a majority of the outstanding Shares entitled to vote thereon if such vote is required by applicable law; provided that Parent and Purchaser shall vote all Shares purchased pursuant to the Offer in favor of the Merger; (ii) the waiting period (and any extension thereof) applicable to the merger under the HSR Act shall have been terminated or shall have expired, and no restrictive order or other requirements shall have been placed on the Company, Parent, Purchaser, or the Surviving Corporation in connection therewith; (iii) no temporary restraining order, preliminary or permanent injunction, or other order issued by any court of competent jurisdiction or other legal restraint or prohibited preventing the consummation of the Merger shall be in effect; provided however, that prior to invoking the condition, each party shall use all commercially reasonable efforts to have any such decree, ruling, injunction or order vacated; (iv) no statute, rule, order, decree or regulation shall have been enacted or promulgated by any government or governmental agency or authority which prohibits the consummation of the Merger; and (v) Purchaser shall have accepted for payment and paid for the Shares tendered in the Offer such that, after such acceptance and payment, Parent and its affiliates shall own, at consummation of the Offer, 65% of the outstanding Shares of the Company on a fully diluted basis; provided that this condition shall be deemed to have been satisfied if Purchaser fails to accept for payment and pay for Shares pursuant to the Offer in violation of the terms and conditions of the Offer.

  Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company or Parent, by (a) mutual written consent of the Company and Parent or by mutual action of their respective Board of Directors;
(b) either the Company or Parent, (i) prior to consummation of the Offer if there has been a breach of any representation, warranty, covenant or agreement on the part of the other set forth in the Merger Agreement, which breach has not been cured within three business days following receipt by the breaching party of notice of such breach, or (ii) if any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and non-appealable; (c) either the Company or Parent, so long as such party has not breached its obligations under the Merger Agreement, if the Merger shall not have been consummated on or before the 45th calendar day following the consummation of the Offer; provided, that such right to terminate the Merger Agreement under this clause shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date; (d) Parent, in the event that a Trigger Event has occurred prior to the consummation of the Offer (see "Fees and Expenses" above); (e) Parent, in the event an Acquisition Proposal has been made to the Company prior to the consummation of the Offer and the Company shall after request from the Parent, fail to publicly reaffirm its approval or recommendation of the Offer, the Merger, and the Merger Agreement on or before the fifth business day following the date on which Parent shall request such reaffirmation; (f) Parent, if the Offer terminates, is withdrawn, abandoned, or expires by reason of the failure to satisfy any of the conditions described in Section 14 of the Offer to Purchase; (g) the Company, if the Offer shall have expired or have been withdrawn, abandoned, or terminated without any Shares being purchased by Purchaser thereunder on or prior to the 45th calendar day after the date of commencement of the Offer;
(h) by the Company, if the Board of Directors of the Company shall fail to make or withdraw or modify its recommendation that the Stockholders approve the Merger Agreement and the Merger and accept the Offer and tender their Shares pursuant thereto if there exists an Acquisition Proposal and the Board of Directors of the Company, after consultation with and based upon the advice of independent legal counsel who may be the Company's regularly engaged independent counsel), determines in good faith that such action is necessary for the Board of Directors of the Company to comply with its fiduciary duties to holders of Shares under applicable law. In the event of termination of the Merger Agreement by either Company or Parent as provided therein, the Merger Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Purchaser, or the Company, or their respective affiliates, officers, directors, or shareholders, except to the extent that such termination results from the material breach by a party to the Merger Agreement of any of its representations or warranties, or any of its covenants or agreements (subject to certain limitations) or as otherwise provided in the Merger Agreement.

  Indemnification. The Merger Agreement provides that the Company shall, and from and after the Effective Time, the Surviving Corporation shall, indemnify, defend, and hold harmless each person who was at the date of the Merger Agreement, or had been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, an officer or director of the Company (the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including attorneys' fees and expenses), liabilities or judgments or amounts paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld) of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of the Company whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities"), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement or the transactions contemplated thereby in each case to the full extent a corporation is permitted under the DGCL to indemnify its own directors or officers, as the case may be, and the Company and the Surviving Corporation, as the case may be, shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law. All rights to indemnification, including provisions relating to advances of expenses incurred in defense of any action or suit, existing in favor of the Indemnified Parties with respect to matters occurring through the Effective Time, shall survive the Merger and shall continue in full force and effect for a period of not less than five years from the Effective Time; provided, however, that all rights to indemnification in respect of any Indemnified Liabilities asserted or made within such period shall continue until the disposition of such Indemnified Liabilities.

  Directors' and Officers' Insurance. For a period of two years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous in any material respect to the Indemnified Parties) with respect to matters arising before the Effective Time, provided that the Surviving Corporation shall not be required to pay an annual premium for such insurance in excess of 150% of the last annual premium paid by the Company prior to the date of the Merger Agreement, but in such case shall purchase as much coverage as possible for such amount.

  Amendment. Subject to applicable law, the Merger Agreement may be amended, modified, or supplemented only by written agreement of Parent, Purchaser, and the Company at any time prior to the Effective Time with respect to any of the terms contained therein; provided, however, that after the Merger Agreement is approved by the Stockholders, no such amendment or modification shall (i) reduce the amount or change the form of consideration to be delivered to the holders of the Shares, (ii) cause the date by which the Merger is required to be effected, or (iii) change the amounts payable in respect of the options or warrants set forth in the Merger Agreement.

  Timing. The Merger Agreement provides that the closing of the Merger shall occur on the second business day after satisfaction of the conditions set forth in the Merger Agreement (or as soon as practicable thereafter following satisfaction or waiver of such conditions). The Merger shall become effective upon such filing or at such time thereafter as may be provided in the certificate of merger to be filed with the Secretary of State of the State of Delaware, as provided in the DGCL, on the date of the closing of the Merger or as soon as practicable thereafter.

  The exact timing and details of the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by Purchaser pursuant to the Offer. Although Parent has agreed to cause the Merger to be consummated on the terms set forth above, there can be no assurance as to the timing of the Merger.

OTHER AGREEMENTS

  Management Agreements. As a condition to the execution and delivery of the Merger Agreement, Parent required the Company and Mr. Brodkin to enter into the First Amendment and the Company and Mr. Ferguson to enter into the Ferguson Contract Termination Agreement. See the discussion under Item 3 above.

  Confidentiality Agreements. On February 26, 1997, the Parent and the Company entered into a Confidentiality Agreement (the "Confidentiality Agreement") pursuant to which the Company agreed to supply certain information to the Parent and the Parent agreed to treat such information as confidential and to use such information solely in connection with the evaluation of a possible transaction with the Company. The Parent agreed that until February 26, 1999, it would not, among other things, taken any action that would cause or facilitate the acquisition by any person, including the Parent or its affiliates, of any securities or assets of, or a merger or business combination with, the Company. The foregoing is a summary of the Confidentiality Agreement. Such summary is qualified in its entirety by reference to the text of the Confidentiality Agreement, a copy of which is filed as Exhibit 8 hereto, and is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

 (A) RECOMMENDATION OF THE BOARD OF DIRECTORS.

  The Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and recommends that the stockholders of the Company tender their Shares pursuant to the Offer.

 (B) BACKGROUND; REASONS FOR THE RECOMMENDATION.

  Set forth below is a description of the background of the Offer, including a brief description of the material contacts between Jim L. Turner, the President and Chief Executive Officer of Parent, and the officers and directors of the Company regarding the transactions described herein.

  Since the consummation of the Joint Plan and the emergence of the Company from bankruptcy, the Company's senior management have been actively studying the changing and competitive bottling environment, and analyzing how the Company's current and future products and services might best compete in the changing marketplace.

  This analysis has caused the Company to consider exploring strategic opportunities to combine with other bottling operations and to consider conducting talks with other companies regarding such potential transactions.

  Mr. Lowenkron, a director of the Company, and Mr. Turner have known each other personally and professionally for many years. Mr. Lowenkron was employed by a number of well-known soft drink franchise companies, including A&W Brands, Inc. ("A&W Brands"). Mr. Lowenkron was the Chief Executive Officer and a director of A&W Brands and its predecessors from 1980 through 1993. A&W Brands produces and sells a number of soft drink concentrates (including concentrates for A&W and Squirt brand products) to soft drink bottlers, including Parent. Mr. Lowenkron and Mr. Turner also served together on the board of directors of G. Heileman Brewing Company, Inc. On innumerable occasions during the course of their relationship, Mr. Turner and Mr. Lowenkron have discussed the soft drink industry generally and Parent's business specifically. With respect to Parent's business, these discussions included Mr. Turner's goals and strategies for Parent, as well as the potential for expanding Parent's business base through appropriate acquisitions.

  In connection with the Company's strategic objectives (as described above), on December 18, 1996, Mr. Lowenkron telephoned Mr. Turner. Mr. Lowenkron and Mr. Turner discussed, in general terms, the objectives of the Company and Parent, the potential opportunities and benefits that might arise as a result of a combination of the two companies, and whether Mr. Turner would be interested in further exploring a possible business combination involving Parent and the Company. Mr. Lowenkron stated that he would have Ed Whiting of Whitman, Heffernan, Rhein & Co., then the Company's financial advisors, call Mr. Turner to follow-up on their discussion.

  On December 20, 1996, Mr. Brodkin, the President and Chief Executive Officer of the Company, telephoned Mr. Turner to follow-up on Mr. Turner's conversation with Mr. Lowenkron. Mr. Turner advised Mr. Brodkin that he would be interested in exploring a business combination, but that he would need to visit the Company to obtain additional information before he could proceed any further.

  On December 23, 1996, Mr. Whiting telephoned Mr. Turner to discuss Parent's interest in a potential business combination with the Company. Mr. Turner indicated to Mr. Whiting that he would be interested in visiting the Company and obtaining additional information in order to evaluate such a transaction.

  On January 3, 1997, Mr. Brodkin telephoned Mr. Turner. According to Mr. Brodkin, Mr. Whiting had suggested that Mr. Brodkin call Mr. Turner to set up a meeting to provide Mr. Turner with additional information in order for Parent to evaluate a potential business combination with the Company. The meeting took place on January 16, 1997. Attendees were Mr. Turner, Mr. Whiting, Mr. Brodkin, and Rick Ferguson, the Chief Financial Officer of the Company. Mr. Brodkin and Mr. Ferguson presented certain historical financial data concerning the Company and responded to questions raised by Mr. Turner. Mr. Turner indicated that Parent would have an interest in pursuing an acquisition of the Company. According to Mr. Turner, Mr. Whiting stated that he believed that the three major stockholders of the Company would likely require a price in the range of $11 to $12 per share in such a transaction. On January 17 and 18, 1997, Messrs. Turner, Brodkin, and Ferguson discussed by telephone certain information regarding the Company and Messrs. Brodkin and Ferguson responded to certain follow-up questions raised by Mr. Turner.

  On January 18, 1997, Mr. Turner telephoned Mr. Lowenkron, who, Mr. Turner had been advised, had been appointed by the Company's Board of Directors to head a special committee comprised of Mr. Lowenkron and Mr. William Langley (the "Strategic Committee") to review any offers to acquire the Company. Mr. Turner and Mr. Lowenkron agreed that Mr. Turner would meet with the Strategic Committee on February 6, 1997 to present a proposal for acquiring the Company. On January 27, 1997, the Company and Parent executed a confidentiality agreement.

  On February 6, 1997, Mr. Turner and certain of Parent's legal and financial advisors met with Mr. Lowenkron, Mr. Langley (who, Mr. Turner was then advised, was the other member of the Strategic Committee), and the Company's outside counsel. Mr. Turner and Parent's financial advisors presented the material terms of Parent's proposal for acquiring the Company. The proposal contemplated a tender offer followed by a back-end merger, with the stockholders of the Company receiving $12.00 per Share in the transactions. The Strategic Committee then informed Mr. Turner and Parent's advisors that they would discuss Parent's proposal with the entire Board of Directors of the Company, which discussion was held on February 6, 1997.

  On February 7, 1997, Mr. Brodkin telephoned Mr. Turner and informed him that the Company's Board of Directors was willing to continue to explore the possibility of entering into a mutually acceptable transaction with Parent. Mr. Brodkin informed Mr. Turner that the Board of Directors had instructed the Company's representatives to proceed with the negotiation of definitive documents. Over the next three weeks, representatives of Parent conducted a "due diligence" investigation of the Company and representatives of the Company and Parent negotiated the Merger Agreement and the details of the transactions contemplated thereby.

  On February 13, 1997 and February 19, 1997, the Board of Directors was briefed by Messrs. Brodkin and Ferguson as to the status of the "due diligence" investigation of the Company being conducted by representatives of Parent as well as the status of the negotiations regarding the Merger Agreement.

  On February 26, 1997, Texas Commerce Bank National Association and Chase Securities Inc. delivered to Parent a Commitment Letter (the "Bank Commitment Letter") and a copy was provided to the Company's Board of Directors as well as to the Company's representatives. Effective February 26, 1997, the Company and Parent entered into a new confidentiality agreement that superseded their prior confidentiality agreement.

  Negotiations among the Company, the Parent, and their respective representatives continued through February 28, 1997 with respect to various matters, including the economic terms of the Merger, and the legal and financial advisors of the Company and the Parent completed their due diligence review of the Company. On February 28, 1997, the parties reached agreement on the final terms of the Merger Agreement and the related transactions contemplated thereunder.

  The Board of Directors of the Company held a meeting on February 28, 1997 to discuss the proposed Offer and Merger, the Merger Agreement, and the related transactions contemplated thereunder. After reviewing the transaction with the Company's legal and financial advisors and hearing the presentation of Houlihan, Lokey, Howard & Zukin, Inc. ("Houlihan Lokey"), the Company's financial advisor, the Board of Directors discussed the proposed Offer and Merger and all transactions contemplated thereby. The Board of Directors unanimously approved the Offer, the Merger, and the Merger Agreement, recommended that the stockholders of the Company tender their Shares pursuant to the Offer, and executed and delivered the Merger Agreement in the late afternoon on February 28, 1997.

  On March 7, 1997, Parent commenced the Offer.

  A copy of the joint press release of the Company and the Purchaser announcing the execution of the Merger Agreement is attached hereto as Exhibit 9 and is incorporated herein by reference. A copy of a letter to stockholders of the Company, which accompanies this Schedule 14D-9, is attached hereto as
Exhibit 10 and is incorporated herein by reference.

  In reaching its conclusion and recommendation described above, the Board of Directors considered the following factors:

    1. the terms of the Merger Agreement;

    2. the opinion of Houlihan Lokey to the effect that, as of the date of its opinion and based upon and subject to certain matters stated therein, the consideration to be received by the holders of Shares (other than the Purchaser and its affiliates) pursuant to the Offer and the Merger, taken together, was fair to such holders from a financial point of view. The full text of Houlihan Lokey's written opinion, which sets forth the assumptions made, matters considered, and limitations on the review undertaken by Houlihan Lokey, is attached hereto as Exhibit 11 and is incorporated herein by reference. HOLDERs OF SHARES ARE URGED TO READ THE OPINION OF HOULIHAN LOKEY CAREFULLY IN ITS ENTIRETY;

    3. the fact that the $12.00 per Share to be paid pursuant to the Offer represents a premium over the valuation of the Shares upon the consummation of the Joint Plan and the emergence of the Company from bankruptcy in August 1996 and subsequent trading prices of the Shares;

    4. the familiarity of the Board of Directors with the financial condition, results of operations, business, prospects, and strategic objectives of the Company and the conditions of the bottling industry;

    5. the Parent's and the Purchaser's financial condition, results of operations, cash flows, competitive position, and prospects;

    6. the high regard of management of the Company for the integrity and operating ability of the Parent and the recommendation of management (considered in light of the matters described or referred to under Item 3-- "Identity and Background" above);

    7. the fact that the Merger Agreement, which prohibits the Company, its subsidiaries, or its affiliates from initiating, soliciting, or encouraging any potential Acquisition Proposal, does permit the Company (conditioned upon the execution of confidentiality agreements) to furnish non-public information to, allow access by and participate in discussions and negotiations with any third party that has submitted a bona fide and unsolicited Acquisition Proposal to the Company, provided that (i) such third party has the necessary funds or commitments to provide the funds to effect such Acquisition Proposal, (ii) the Board of Directors, upon advice of counsel, determines that failure to so act would constitute a breach of its fiduciary duties, and (iii) the Board of Directors determines that failure to so act would constitute a breach of its fiduciary duties;

    8. the provisions of the Merger Agreement that require the Company to pay the Purchaser a termination fee of $2,500,000 and reimburse the Purchaser for its out-of-pocket expenses (subject to a maximum amount of $750,000) under certain circumstances as described above under "Merger Agreement-- Fees and Expenses";

    9. the structure of the transaction, including the fact that the Offer will permit stockholders to receive cash for their Shares and the terms and conditions of the Bank Commitment Letter; and

    10. the regulatory approvals required to consummate the Merger, and the prospects for receiving all such approvals.

  The Board of Directors did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed their position and recommendations as being based on the totality of the information presented to and considered by them.

ITEM 5.  PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED.

  Houlihan Lokey has been retained by the Board of Directors to act as a financial advisor to the Company with respect to the Offer and the Merger. Pursuant to an engagement letter with Houlihan Lokey, the Company has agreed to pay Houlihan Lokey a fee of $200,000 for its services, $100,000 of which was payable upon the execution of the engagement letter and the remainder of which was payable upon delivery by Houlihan Lokey to the Company of its written opinion as to the consideration to be received by holders of Shares pursuant to the Offer and the Merger. No portion of that fee was contingent upon the consummation of the Offer or the Merger or the conclusions reached in the opinion. The Company has also agreed to reimburse Houlihan Lokey for its reasonable out-of-pocket expenses (up to $10,000 limit), and to indemnify Houlihan Lokey and certain related parties against certain liabilities, including liabilities under the federal securities laws. Houlihan Lokey has provided certain financial advisory and investment banking services to the Company in the past, for which services Houlihan Lokey has received customary compensation.

  Neither the Company nor any person acting on its behalf currently intends to employ, retain, or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) Except as set forth in Item 3(b) (the provisions of which are hereby incorporated by reference), no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate, or subsidiary of the Company.

  (b) To the best of the Company's knowledge, each executive officer and director of the Company who holds Options intends, at the Effective Time, to cancel and settle such Options in consideration for an amount equal to the difference between $12.00 per Share underlying such Option and the per Share exercise price of such Option in accordance with the terms and conditions of
Section 3.5 of the Merger Agreement, a copy of which is attached hereto as
Exhibit 1 and is incorporated herein by reference. Except for the foregoing, to the best of the Company's knowledge, none of the executive officers, directors, and affiliates of the Company currently intends to tender, pursuant to the Offer, any Shares to the Purchaser.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

  (a) Except as set forth above or in Items 3(b) and 4(b) (the provisions of which are hereby incorporated herein by reference), the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale, or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described above or in Items 3(b) or 4 above (the provisions of which are hereby incorporated herein by reference), there are no transactions, Board of Directors' resolutions, agreements in principle, or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  None.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                          SEVEN-UP/RC BOTTLING COMPANY
                                          OF SOUTHERN CALIFORNIA, INC.

                                          By:       /s/ Bart S. Brodkin
                                             ---------------------------------
                                                     Bart S. Brodkin
                                          Chairman and Chief Executive Officer

Dated: March 7, 1997